Filed by Blockbuster Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Hollywood Entertainment Corporation

(Registration No. 333-122485)

The following articles were published on March 16 and March 17, 2005.

This is neither an offer to purchase nor a solicitation of an offer to sell any securities. Any exchange offer will be made only through a registration statement and related materials. In connection with the exchange offer, Blockbuster has filed a registration statement on Form S-4 (containing a prospectus) with the Securities and Exchange Commission. Investors and security holders of Hollywood are advised to read these disclosure materials (and any other disclosure materials filed with the Securities and Exchange Commission when they become available) because these materials contain important information. Investors and security holders may obtain a free copy of the disclosure materials and other documents filed by Blockbuster with the Securities and Exchange Commission at the SEC’s website at www.sec.gov. The disclosure materials and other documents of Blockbuster may also be obtained from Blockbuster upon request by directing such request to Blockbuster’s Information Agent, Morrow & Co., Inc., 445 Park Avenue, 5th Floor, New York, NY 10022, E-mail: hollywood.info@morrow.com. Banks and brokerage firms please call: (800) 654-2468. Shareholders please call: (800) 607-0088. Noteholders please call: (800) 654-2468.

Dallas (TX) Morning News                 03/16/2005

Blockbuster expects FTC to block Hollywood deal

By KATIE FAIRBANK, Dallas Morning News

Officials at Blockbuster Inc. expect their bid to buy rival Hollywood Entertainment Corp. to be blocked by antitrust regulators some time during the next week.

According to the Dallas-based movie-rental chain, Federal Trade Commission officials are not responding to offers to negotiate a compromise and have “dug their heels in” on the deal.

“It’s all been one way with them—from us to them. They haven’t told us anything. That would indicate to me that’s where we’re heading,” Blockbuster general counsel Edward Stead said Wednesday.

Blockbuster, the nation’s largest video-rental chain, has offered $14.50 a share in cash and stock for No. 2 Hollywood Entertainment.

Meanwhile, No. 3 [Movie Gallery] Inc. has bid $13.25 a share for the company. Regulatory authorities haven’t challenged that offer.

“[Movie Gallery] has been selling itself as having less antitrust risk,” said Linda Varoli, a senior analyst with the Merger Insight affiliate of the brokerage Wall Street Access.

The FTC will have to move quickly if it wants to stop Blockbuster because the company plans to proceed with buying shares next Thursday. Agency spokesman Mitch Katz declined to comment.

Mr. Stead said Blockbuster plans to sue if the government does step in.

“Frankly, I would like to get out of this bureaucratic federal regulatory process and into the federal court,” he said. “The court can deal with this in an expeditious fashion and in a rational way.”

As for Hollywood Entertainment, either suitor is just fine, said Larry Dennedy of MacKenzie Partners, advisers to the company. The company wants a transaction that is a sure bet and will move quickly.

“We don’t care either way,” Mr. Dennedy said.

Hollywood Entertainment stock closed at $14.05 on Wednesday, down 16 cents. Blockbuster fell 41 cents to $9.05 and [Movie Gallery] rose 31 cents to $23.71.

DOW JONES NEWSWIRES                 03/16/2005

Blockbuster Expects FTC to Block Merger

By DWIGHT OESTRICHER

NEW YORK — Blockbuster Inc. expects the Federal Trade Commission to file a lawsuit to stop Blockbuster from pursuing a merger with Hollywood Entertainment Corp., Blockbuster General Counsel Edward Stead said.

The merger of the two large video rental and retail companies has come under FTC scrutiny over the antitrust issue of whether the merged company could control pricing with its large market share.

Blockbuster has offered $11.50 in cash and $3.00 in stock for Hollywood, which has already agreed to merge with Movie Gallery Inc. for $13.25 a share in a deal that has already received FTC approval.

Blockbuster extended its exchange offer for Hollywood stock to March 24 from March 11 to give the FTC more time to exchange information with Blockbuster, Stead said.

However, the FTC commissioners have refused to discuss any settlement discussions, including the disposition of stores, Mr. Stead said. Blockbuster met with the FTC staff Tuesday to discuss the FTC’s economic modeling of the video rental industry but the staff refused to share the information, he said.

An issue has been the definition of who Blockbuster and Hollywood are competing with. Blockbuster said the industry includes stores that sell and rent videos as well as online rental services, like Netflix Inc., while the FTC has limited the industry to video rental stores. Blockbuster has also held that its pricing is based on national competition rather than local stores renting and selling videos.

“We expect a lawsuit from the FTC but we’ve had no opportunity to hear them explain their position to us or engage in any settlement discussions,” Mr. Stead said.

The next step for the FTC would be to get a temporary restraining order against Blockbuster and then a hearing on a preliminary injunction to prevent the company from exchanging Hollywood Entertainment shares.

“We welcome the opportunity to get in front of an objective viewer of the facts,” Mr. Stead said, referring to the judge in the case.

Earlier this month, the FTC filed a motion in U.S. District Court for the District of Columbia seeking more information needed to complete its review of Blockbuster’s bid. The FTC said Blockbuster provided “insufficient and inaccurate” information, but Blockbuster said it gave the FTC all the information it requested and would continue to cooperate with the FTC’s requests.

Calls to the FTC weren’t immediately returned.

Shares of Blockbuster lost 41 cents, or 4.3%, at $9.05 in 4 p.m. trading on the New York Stock Exchange, while Hollywood Entertainment slipped 16 cents, or 1.1%, to $14.05 on the Nasdaq.

Associated Press Business                 03/16/2005

Blockbuster Lawyer: FTC May Block Deal

Blockbuster Lawyer Says FTC Will Try to Block Hollywood Entertainment Deal

By David Koenig, AP Business Writer

DALLAS (AP) — The Federal Trade Commission is likely to try blocking Blockbuster Inc.’s proposed purchase of rival Hollywood Entertainment Corp. on antitrust grounds, a Blockbuster official said Wednesday.

General counsel Edward Stead said Blockbuster officials held a fruitless meeting Tuesday with FTC staff, leading him to believe that the agency plans to file a lawsuit in federal court to bar the acquisition.

FTC spokesman Mitch Kates said he couldn’t confirm or deny whether the agency’s staff has recommending filing a lawsuit against Blockbuster.

The FTC is examining whether a merger of the two largest U.S. movie-rental companies would give the combined company too much power over pricing. The FTC scuttled a Blockbuster-Hollywood deal in 1999 on similar grounds.

Dallas-based Blockbuster argues that the market has changed in six years because rental stores now face competition from online services and from discounters selling cheap DVDs.

Stead charged that FTC staff is fixated on rental-only competition, but that “we feel like our biggest competitor is Wal-Mart,” he said.

The Blockbuster official also said his company was willing to negotiate at Tuesday’s meeting with FTC staff over the sale or closure of some stores to win antitrust approval. But the agency refused to discuss the issue, he said.

The unproductive meeting with the FTC “was a very clear signal that they’re not interested in a resolution, that they’re just interested in litigating this,” Stead said.

Blockbuster’s wrangling with the FTC is occurring as the company tries to trump a bid for Oregon-based Hollywood by Dothan, Ala.-based Movie Gallery Inc., the nation’s No. 3 movie-rental chain.

Blockbuster has offered $14.50 per share in cash and stock, but Hollywood’s board has recommended that shareholders approve a sale to Movie Gallery for $13.25 per share in cash because that deal has received FTC approval.

Stead said Blockbuster must resolve the question of the FTC investigation by mid-April to have a reasonable shot at unseating the Movie Gallery bid.

In trading Wednesday, Blockbuster shares fell 41 cents, or 4.3 percent, to close at $9.05 on the New York Stock Exchange. Hollywood shares fell 16 cents to $14.05 on the Nasdaq Stock Market, while Movie Gallery shares rose 31 cents to $23.71.

The Oregonian                 03/17/2005

Blockbuster anticipates antitrust action

After meeting with the FTC, the company expects an injunction request soon to block its bid to buy Hollywood Entertainment

BY LAURA GUNDERSON, The Oregonian

Blockbuster Inc., the nation’s largest video retailer, expects the Federal Trade Commission to ask a federal court to prevent its purchase of No. 2 Hollywood Entertainment Corp., said Edward Stead, the Dallas company’s general counsel.

Stead said Wednesday that Blockbuster would fight an injunction request, expected sometime before Monday. The company aims to put its $14.50-a-share offer before Hollywood investors for a vote in mid- to late April.

Federal antitrust regulators had asked for an injunction or restraining order last week, but after negotiations with Blockbuster, the agency agreed to extend its review period and meet with Blockbuster officials. The meeting was postponed twice and when it finally occurred Tuesday, federal regulators wouldn’t speak to Blockbuster’s proposed buyout, Stead said.

“One can only conclude that they are preparing for litigation,” Stead said. “They’re wasting a lot of time otherwise.”

The FTC did not released any response to Blockbuster’s assertions, and an agency spokesman could not be reached for comment.

The FTC nixed a similar merger proposal between the two companies in 1999 over concerns that consumers could be hit with higher rental prices.

Stead said Hollywood, based in Wilsonville, is no longer its sole competition, pointing to Wal-Mart and Target, retailers that sell movies, along with subscription mail services such as Netflix and cable video-on-demand.

Blockbuster hopes to present its offer to Hollywood shareholders before they vote on a bid from Alabama-based Movie Gallery Inc.

In January, Hollywood and Movie Gallery settled on a $13.25-a-share purchase agreement totaling $1.2 billion, including $350 million in assumed debt. No date has been set for a shareholder vote on that deal, which has gained antitrust approval.

Blockbuster’s offer is for $1.3 billion — $11.50 a share in cash and $3 a share in Blockbuster stock.

Shares of Blockbuster closed down 41 cents at $9.05 Wednesday on the New York Stock Exchange, while Hollywood slipped 16 cents to $14.05 on the Nasdaq Stock Market.

FTC LIKELY TO BLOCK BIG BLUE

Rentailer says it will still go ahead with Hollywood bid

By Paul Sweeting 3/16/2005

MARCH 16 | WASHINGTON--Blockbuster Video and the Federal Trade Commission are apparently headed to court after all.

Company officials said Wednesday that all indications are the agency will formally move to block the rentailer’s proposed merger with its leading rival Hollywood Entertainment sometime next week.

“We’ve been given no formal indication [by the FTC], but we’ve been offering to compromise with them since December to get this thing resolved and they’ve been rebuffing us,” Blockbuster exec VP/general counsel Ed Stead said. “They’re still rebuffing us, so I guess they’re not interested in resolving it.”

Stead said Blockbuster would go ahead with its $14.50 a share hostile bid for Hollywood, despite the agency’s expected rejection of the deal.

“We’re going ahead, it’s up to them [the FTC] to file an action to stop us,” Stead said.

He added that he expects the agency to file such an action sometime after March 21, when the agency’s current review period for the merger is slated to expire.

Last week, the two sides agreed to extend the review by two weeks to stave off a showdown in court over whether Blockbuster had fully cooperated with the agency’s review.

Under federal law, the FTC has 30 days to review proposed mergers, after which it must either approve them or go to court to block them.

Earlier this month, however, the agency filed a motion in federal district court here charging that Blockbuster had failed to provide all the information regulators requested within the original 30-day period.

According to the agency, Blockbuster did not fully comply with the request for data until early March, which would have pushed the review period into early April.

Blockbuster claimed the 30-day clock started in February.

“We gave them the extension they wanted, and they were supposed to be using that time to tell us what theories they were using to analyze the deal so we could explain our theories,” Stead said. “But yesterday, the [FTC] staff told us they had been instructed by the commissioners not to tell us anything.”

Blockbuster had hoped to close on its offer for Hollywood’s shares by March 24, but the likelihood of litigation makes that unlikely.

“We hope that we could get an expedited hearing, and then get a hearing on a preliminary injunction and have that resolved by mid-April,” Stead said. “It would be reasonable to expect that Hollywood shareholders would wait until then to tender their shares.”

Blockbuster officials said last week they are confident they would prevail in court if the company can not reach a compromise with the agency.

“We look forward to getting our case before a neutral judge,” Stead said.

Meanwhile, the clock continues to tick on Movie Gallery’s competing bid for Hollywood.

The two reached a definitive agreement on a friendly merger in January but have not yet received approval from the Securities and Exchange Commission to put the deal to a vote by Hollywood’s shareholders.

That agreement remains in effect until May 1, after which it would have to be renewed or renegotiated.

The Hollywood Reporter - March 17, 2005

Blockbuster ready to get hostile

By Paul Bond

Blockbuster Inc. might begin purchasing shares of Hollywood Entertainment as early as next week and is prepared for a legal battle with antitrust regulators if they try to stop the hostile takeover, Blockbuster general counsel Edward Stead said Wednesday.

Blockbuster has been going back and forth with the Federal Trade Commission over the video rental giant’s plan to pay $14.50 per share in stock and cash for Hollywood Entertainment, which already has agreed to be bought by Movie Gallery for $13.25 a share. Recently, Blockbuster extended its offer from March 11 to Monday to give the FTC more time to mull Blockbuster’s offer.

But Stead said that, after meeting with the FTC on Tuesday, he came to the conclusion that the FTC does not intend on approving a Blockbuster-Hollywood Entertainment merger.

“Over the months, we’ve offered many compromises,” Stead said. “They haven’t entertained any.”

Stead said Blockbuster tried to assuage FTC concerns that Blockbuster might end up owning too many stores in the same neighborhoods by offering to sell some but that the FTC was unmoved.

Blockbuster also has maintained that worries it might increase prices in areas where it owns all of the movie rental stores are unfounded because stores like Wal-Mart have been selling DVDs and videos so cheap that they have become competition to rentals. Also, subscription DVD-by-mail services like Netflix and video-on-demand and digital video recorder technologies also ought to be considered competition, the company believes, though Stead said the FTC doesn’t see it that way.

“They seem to be invested in an analysis they did of video rental stores in 1999,” Stead said. “But in our pricing decisions, video rental stores are irrelevant.”

Bottom line, Stead said, Blockbuster might start Monday to take shares of Hollywood Entertainment, “and on Tuesday or Wednesday, they’ll probably stop us. Then we’ll fight it.”

If Blockbuster successfully purchases Hollywood Entertainment, it would have more than 7,000 domestically owned stores, more than three times what Movie Gallery has now.

Movie Gallery’s offer to buy Hollywood expires May 1, and Stead said that a legal battle between Blockbuster and the FTC, if there were to be one, likely would be settled by mid-April.

“They’re entrenched in a position and preparing for litigation,” Stead said of the FTC. “That’s unfortunate because we would have engaged in litigation three months ago.”